

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following securities of Bank of Montreal, under the Exchange Act of 1934:

- MicroSectorsTM Oil & Gas Exploration & Production 3X Leveraged ETNs due June 28, 2041
- MicroSectorsTM Oil & Gas Exploration & Production -3X Inverse Leveraged ETNs due June 28, 2041

Sincerely,